File No. 70-9123

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM U-1

                  _____________________________

                 POST-EFFECTIVE AMENDMENT NO. 1

                               To

                     APPLICATION-DECLARATION

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  _____________________________


Entergy Corporation              Entergy Nuclear, Inc.
639 Loyola Avenue                1340 Echelon Parkway
New Orleans, LA 70113            Jackson, MS 39213

Entergy Enterprises, Inc.        Entergy Operations Services, Inc
Parkwood Two Building            110 James Parkway West, Suite 110
10055 Grogan's Mill Road         St. Rose, LA 70087
Suite 400
The Woodlands, Texas  77380

Entergy Power, Inc.              Entergy Power Operations U.S., Inc.
Parkwood Two Building            Parkwood Two Building
10055 Grogan's Mill Road         10055 Grogan's Mill Road
Suite 500                        Suite 400
The Woodlands, TX 77380          The Woodlands, Texas  77380

Entergy Global Power
  Operations Corporation         Entergy Power Marketing Corp.
Parkwood Two Building            Parkwood Two Building
10055 Grogan's Mill Road         10055 Grogan's Mill Road, Suite 500
Suite 400                        The Woodlands, TX 77380
The Woodlands, Texas  77380

            (Names of companies filing this statement and addresses of principal executive offices)

                  _____________________________

                       Entergy Corporation

        (Name of top registered holding company parent of each applicant or declarant)

                  _____________________________

C. John Wilder              Geoffrey D. Roberts
Executive Vice President    President
  and Chief Financial       Entergy Enterprises, Inc.
Officer                     Parkwood Two Building
Entergy Corporation         10055 Grogan's Mill Road
639 Loyola Avenue           Suite 400
New Orleans, LA 70113       The Woodlands, Texas  77380



           (Names and addresses of agents for service)
                  _____________________________

         The Commission is also requested to send copies of any communications in connection with this matter to:

Frederick F. Nugent,Esq.         Laurence M. Hamric, Esq.
General Counsel                  Associate GeneralCounsel
Entergy Power Development Corp.  Entergy Services, Inc.
Parkwood Two Building            639 Loyola Avenue
10055 Grogan's Mill Road         New Orleans, LA 70113
Suite 400
The Woodlands, Texas  77380

Thomas C. Havens, Esq.           Denise C. Redmann, Esq.
Whitman Breed Abbott &           Senior Attorney
 Morgan LLP                      Entergy Services, Inc.
200 Park Avenue                  639 Loyola Avenue
New York, NY 10166               New Orleans, LA  70113

                    Kent R. Foster, Esq.
                    Vice President
                    Entergy Services, Inc.
                    Little Rock, AR  72203

         Item 1.   Description of Proposed Transaction.

   Entergy Corporation ("Entergy"), a Delaware corporation which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiaries Entergy Enterprises, Inc., Entergy
Power, Inc., Entergy Power Marketing Corp., Entergy Nuclear,
Inc., Entergy Operations Services, Inc., Entergy Global Power Operations Corporation and Entergy Power Operations U.S., Inc. (Entergy and such subsidiaries, collectively, the "Applicants") hereby request a supplemental order of the Securities and Exchange Commission (the "Commission") under the Act, to the extent not exempt from Commission approval under the Act or otherwise permitted or authorized under the Act pursuant to Commission rule, regulation or order, for Entergy, the other Applicants and certain of Entergy's other existing or future subsidiary companies to issue guarantees and provide other forms of credit support, as described below (collectively, "Guarantees") from time to time during the period through December 31, 2005, in an aggregate amount not to exceed $2 billion, to or for the benefit of Entergy's affiliates which are
(a) "New Subsidiaries", as authorized by the initial order of the Commission in this File, dated June 22, 1999 (the "June 1999 Order")<FN1>, (b) "exempt wholesale generators" ("EWGs"), as defined in Section 32(a) of the Act, (c) "foreign utility companies" ("FUCOs"), as defined in Section 33(a) of the Act (EWGs and FUCOs are sometimes collectively referred to herein as "Exempt
Projects"), (d) "exempt telecommunications companies" ("ETCs"), as defined in Section 34(a) of the Act, (e) other subsidiary companies of Entergy (including "O&M Subs", as defined in the June 1999 Order) that are or may be authorized or permitted by rule, regulation or order of the Commission under the Act to engage in other businesses ("Authorized Subsidiary Companies")<FN2>, and (f) "energy-related companies", as defined in Rule 58 under the Act ("Energy-related Companies"; New Subsidiaries, Exempt Projects, ETCs, Authorized Subsidiary Companies and
Energy-related Companies are collectively referred to herein as "Non-utility Companies"), all as more particularly described herein.

                        I.   Background.

    The following section generally describes the business of Entergy and its subsidiaries, including each of the other
                           Applicants.

              A.   Entergy and the Entergy System.

     Entergy and its various direct and indirect subsidiary companies comprise the Entergy System (the "Entergy System" or "System"), which currently consists of: (1) five domestic retail electric utility companies - Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi") and Entergy New Orleans, Inc. ("Entergy New Orleans") (such companies are sometimes collectively referred to herein as the "System operating companies"); (2) a domestic wholesale electric generating company that sells power to the System operating companies (other than Entergy Gulf States) - System Energy Resources, Inc. ("SERI"); (3) a company that provides administrative and other services primarily to the System operating companies - Entergy Services, Inc. ("ESI"); (4) a company that provides management, operations and maintenance services for the System's nuclear facilities - Entergy Operations, Inc. ("EOI"); (5) a company that primarily implements and/or maintains certain fuel supply programs for the System operating companies - System Fuels, Inc. ("SFI"); (6) a company that markets and sells its electric generating capacity and energy principally to non-associate purchasers in the domestic bulk power markets - Entergy Power, Inc. ("EPI"); (7) a company that invests in and develops energy and energy-related businesses on behalf of the Entergy System, and markets skills and products developed by System companies - Entergy Enterprises, Inc. ("Entergy Enterprises"); (8) a company that markets and brokers electricity and other energy commodities and that may also engage in other non-utility activities permitted under Rule 58 - Entergy Power Marketing Corp. ("EPMC"); (9) a company that provides operations, maintenance and management services for nuclear generating facilities of non-affiliates as well as affiliated EWGs - Entergy Nuclear, Inc. ("ENI"); and (10) various other companies formed to develop, acquire and own Entergy's interests in domestic and foreign energy, energy services, energy-related and telecommunications businesses.

     Entergy, through its domestic public utility subsidiaries and its Exempt Projects, is engaged principally in the generation, transmission, distribution and sale of electricity at retail and wholesale and the purchase of electricity at wholesale. Entergy's domestic retail public utility companies provide electric service to approximately 2.4 million customers in portions of the states of Arkansas, Louisiana, Mississippi, Tennessee and Texas, and retail gas service in and around Baton Rouge, Louisiana and in New Orleans, Louisiana.

     B.   Entergy Enterprises, Inc.

     Pursuant to a Commission order dated June 30, 1995<FN3>, Entergy Enterprises was authorized, among other things, (1) to conduct development activities with respect to potential investments by Entergy in various energy, energy-related and other non-utility businesses, (2) to provide various management, administrative and support services to certain of its associate companies<FN4>, and (3) to provide consulting services to certain of its associate companies and to non-associate companies, in each case utilizing
the skills and resources of other System companies<FN5>.   Entergy
Enterprises is currently authorized to engage in such activities under the June 1999 Order, subject to the conditions set forth therein.

     C.   Entergy Power, Inc.

     Pursuant to a Commission order dated August 27, 1990 (the "1990 Order")<FN6>, EPI was formed to participate as a supplier of electricity at wholesale to non-associate companies in bulk power markets. In accordance with the 1990 Order, EPI acquired (1) the 31.5% undivided ownership interest of Entergy Arkansas in Unit
No. 2 of the Independence Steam Electric Generating Station
("ISES 2"), a coal-fired generating facility located in Arkansas, and (2) Entergy Arkansas' 100% ownership interest in Unit No. 2 of the Ritchie Steam Electric Generating Station ("Ritchie 2"), a 544 megawatt ("MW") oil- and gas-fired generating facility located in Arkansas. EPI's acquired interests in ISES 2 and Ritchie 2 represented an aggregate of 809 MW of generating capacity.<FN7> Since 1990, EPI has been engaged in the business of marketing and selling its capacity and related energy, at wholesale, principally to non-associate bulk power purchasers on negotiated (i.e., market based) terms and conditions. EPI is presently authorized by the Federal Energy Regulatory Commission to sell, at market based rates, up to an aggregate of 1,500 MW of capacity and energy. To facilitate such sales, EPI receives electric transmission service pursuant to the Entergy System's open access transmission tariff.

     D.   Entergy Power Marketing Corp.

     EPMC, currently an Energy-related Company, was originally organized in 1995 as an EWG in order to engage in the marketing and brokering of electric power at wholesale.<FN8> Following the receipt of a Commission order dated January 6, 1998 (HCAR No. 26812), EPMC relinquished its EWG status, and currently engages in the brokering and marketing of energy commodities in wholesale and retail markets throughout the United States pursuant to Rule 58, subject to compliance with the conditions of such rule and to certain other conditions set forth in such order.<FN9> EPMC also engages in risk management and other activities related to its energy commodities business. In accordance with the above-referenced Commission order, EPMC does not own or operate any facilities that would cause it to be an "electric utility company" or a "gas utility company" as defined in the Act.

     E.   Entergy Nuclear, Inc.

     ENI, a wholly-owned subsidiary of Entergy, was organized pursuant to the Commission's June 1995 Order as an O&M Sub for the purpose of engaging in the business of operating and managing nuclear power facilities (other than facilities owned or operated by Excepted Companies). On February 13, 1997, ENI entered into an agreement with Maine Yankee Atomic Power Company ("Maine Yankee") to provide management and operating services for the Maine Yankee Nuclear Plant for an initial period of up to one
year.   Following a decision to permanently close the plant,
effective October 1, 1998, ENI and Maine Yankee entered into a long-term decommissioning services agreement under which ENI will continue providing management oversight services for the permanent decommissioning of the Maine Yankee Nuclear Plant
through December 31, 2004.    ENI has also entered into
agreements with other non-affiliates decommissioning and other "O&M Services" (as defined in the June 1999 Order) relating to nuclear generating facilities.

     Reference is hereby made to the quarterly certificates filed by Entergy pursuant to Rule 24 in this File for further information concerning ENI's business activities.

     F.   Entergy Operations Services, Inc.

     Entergy Operations Services, Inc. ("EOSI"), a wholly-owned subsidiary of Entergy, was organized pursuant to the June 1995 Order as an O&M Sub to engage in the business of operating and maintaining fossil-fueled generation, transmission and distribution assets of utility companies, municipalities and large commercial and industrial customers, primarily in the United States. EOSI's current business activities include the sale to non-affiliates of various O&M Services, including services relating to the design and construction of fossil-fueled generating facilities and other power projects. EOSI has also performed substation maintenance and construction work for several industrial customers.

     Reference is hereby made to the quarterly certificates filed by Entergy pursuant to Rule 24 in this File for further information concerning EOSI's business activities.

     G.   Other Existing O&M Subs.

     In addition to ENI and EOSI, in December 1997 Entergy organized a new wholly-owned subsidiary, Entergy Global Power Operations Corporation, and its wholly-owned subsidiary, Entergy Power Operations U.S., Inc., as O&M Subs pursuant to the June 1995 Order. However, to date, these companies have been minimally capitalized, and neither company has entered into any agreements for the provision of O&M Services.

     H.   Entergy Technology Holding Company and Subsidiaries.

     In February 1996, Entergy formed a new wholly-owned subsidiary, Entergy Technology Holding Company ("ETHC"), and its wholly-owned subsidiary, Entergy Technology Company ("Entergy
Technology") as ETCs under Section 34 of the Act.   Entergy,
through Entergy Technology, is marketing a portion of Entergy's existing telecommunications system in conjunction with additional facilities to be constructed or leased by Entergy Technology. Entergy Technology is offering bulk interstate telecommunications capacity on a wholesale basis to telecommunications carriers, who will then market such capacity to third parties.

II.  Proposed Transactions.

     Since 1993, Entergy has been actively involved in the development of, and investments in, various non-utility
businesses, including Exempt Projects.   In particular, Entergy's
global power development business is focused on building or acquiring power generation facilities principally in North America and Europe, as well as, to a lesser extent, in Latin America. In this regard, Entergy's management has announced a $9.8 billion capital investment plan for 2000-2004 that includes investments of approximately $3.9 billion in global power development and approximately $1.7 billion for the acquisition of nuclear generating facilities from non-affiliates. Entergy's goal is to create a diversified portfolio of generating assets by adding 1,500 MW of new electric generating capacity and acquiring 1,000 MW of nuclear capacity each year, beginning in 2000.

     To permit the planned expansion of Entergy's global power development business, Entergy recently received Commission approval in File No. 70-9049 (see HCAR No. 27184 (June 13, 2000)) to use the proceeds from the sale of Entergy securities and/or to provide Guarantees for its investments in Exempt Projects in amounts which, when added to Entergy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in Exempt Projects, would not exceed 100% of Entergy's "consolidated retained earnings" (as defined in
Rule 53(a)(1)(ii)).    As of May 31, 2000, giving effect to such
authorization would permit Entergy to make additional investments
in Exempt Projects of approximately $1.7 billion.   However,
under the June 1999 Order, Entergy currently has the capacity to issue Guarantees to or for the benefit of Exempt Projects (and other Non-utility Companies) in an aggregate principal amount of approximately $360 million.

     In order to further facilitate the development, acquisition and ownership by Entergy of interests in Exempt Projects and other Non-utility Companies, as authorized or permitted under the Act from time to time, to the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy and Non-utility Companies hereby request authority to issue Guarantees to or for the benefit of Non-utility Companies from time to time through December 31, 2005, in an aggregate principal amount not to exceed $2 billion at any one time outstanding (excluding any Guarantees previously issued and outstanding under the June 1999 Order) (the "Aggregate Authorization"). The amount of a Guarantee shall not reduce the Aggregate Authorization to the extent that the provision of such Guarantee is exempt from the Act or is otherwise authorized or permitted by rule or regulation of the Commission issued thereunder.

     Guarantees may take the form of Entergy or a Non-utility Company agreeing to guarantee, undertake reimbursement obligations, assume liabilities or other obligations in respect of or act as surety on bonds, letters of credit, evidences of indebtedness, equity commitments, power purchase agreements, leases, liquidated damages provisions, and other obligations undertaken by Entergy's associate Non-utility Companies. For example, such associate companies may be called upon to furnish various types of bonds as security, including bid bonds, performance bonds, and material and payment bonds. Moreover, various Non-utility Companies may require credit support from Entergy or from other Non-utility Companies to cover performance and other obligations. Guarantees may also be necessary or desirable to satisfy the requirements of lenders or other project participants under financing documents or other project agreements to which an associate Non-utility Company of Entergy is or will become a party (including with respect to the provision of construction, interim or permanent debt or equity financing). These forms of credit enhancements are typical in the marketplace, and would significantly benefit Entergy's investments in Non-utility Companies by, among other things, facilitating the making of proposals in respect of investments in Non-utility Companies, and helping to reduce the cost of necessary bonds, sureties, and other credit support. The terms and conditions of Guarantees would continue to be established at arm's length, based upon market conditions.

     Any Guarantees provided by Entergy to Exempt Projects would be subject to the limitation on aggregate investment in EWGs and FUCOs set forth in Rule 53(a), as modified by the Commission's authorization in File No. 70-9049. Specifically, in accordance with such authorization, Entergy would only issue Guarantees to Exempt Projects to the extent that the amount of any such Guarantee, when added to Entergy's aggregate investment in Exempt Projects, would not exceed 100% of Entergy's consolidated retained earnings. Any Guarantees provided to Energy-related Companies would be subject to the limitation on "aggregate investment" in energy-related companies set forth in Rule 58.

III.  Compliance With Rules 53 and 54.

     Entergy hereby represents that, pursuant to Rule 54 under the Act, all of the criteria of Rule 53(a) and (b) are satisfied. Entergy's aggregate investment in Exempt Projects at May 31, 2000 was approximately 37.8% of Entergy's consolidated retained
earnings as of March 31, 2000.   Furthermore, Entergy has
complied, and will continue to comply, with the record keeping requirements of Rule 53(a)(2), with the limitation in Rule 53(a)(3) on the use of Entergy's System operating company personnel in rendering services to Exempt Projects, and with the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory
commissions.   Finally, none of the circumstances described in
Rule 53(b) has occurred.

Item 2.        Fees, Commissions and Expenses.

     The fees, commissions and expenses expected to be paid or incurred, directly or indirectly, in connection with the proposed transactions will be supplied by amendment.

Item 3.        Applicable Statutory Provisions.

     The proposed issuance by Entergy or a Non-utility Company of Guarantees to or for the benefit of a Non-utility Company is or may be subject to Sections 6(a), 7 and 12(b) of the Act and Rules
45 and 54 thereunder.   To the extent that the proposed
transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

Item 4.        Regulatory Approval.

     No state or Federal commission, other than the Commission, has jurisdiction over the transactions proposed herein.

Item 5.        Procedure.

     The Applicants request the Commission to publish a notice of the filing of this Post-effective Amendment as soon as
practicable.   The Applicants further request that the Commission
issue its supplemental order in this File as soon as practicable after the expiration of the notice period, and in any event not
later than August 15, 2000.    In addition, the Applicants hereby
(a) request that there be no 30-day waiting period between the issuance of such supplemental order and the date on which it is to become effective, (b) waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and (c) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

     Entergy proposes to continue to provide the Commission, on a quarterly basis within 60 days after the end of each calendar quarter, a report pursuant to Rule 24, which shall include the following: (1) balance sheets and income statements of Entergy for the three, six, or nine month period then ended; (2) all payments of dividends out of capital or unearned surplus during the quarter; (3) information concerning the nature and extent of Administrative Services, Consulting Services and O&M Services provided by Entergy Enterprises and other Non-utility Companies during the quarter, identifying the customer company, the service and the charge, and stating whether the charge was computed at cost, market or pursuant to another method, which shall be specified; (4) information concerning the formation and capitalization of any New Subsidiaries during the quarter; (5) information concerning the formation and capitalization of any O&M Subs during the quarter; (6) information concerning the completion during the quarter of any consolidation or other reorganization of Entergy's ownership interests in Non-utility Companies and the organizational structure of Entergy's Non-utility Companies as of the end of such quarter; (7) information concerning any loans made by Entergy or Non-utility Companies to associate Non-utility Companies during the quarter that are not exempt under Rule 52(b), to the same extent that such reporting is required by Rule 52(c); (8) information concerning the issuance of any Other Securities by Non-utility Companies during the quarter, to the same extent that such reporting is required by Rule 52(c); and (9) information concerning any Charter
Amendments during the quarter.    In addition, commencing with
the first full calendar quarter following the Commission's supplemental order in this File, such report will include information concerning the total outstanding principal amount of Guarantees issued by Entergy or Non-utility Companies to or for the benefit of Non-utility Companies as of the end of such quarter.

Item 6.        Exhibits and Financial Statements.

          (a)  Exhibits:

          F   -Legal Opinion(s) of counsel to the Applicants (to
               be filed by amendment)

          G   -Financial Data Schedules

          H   -Form of Notice of Proposed Transactions

          (b)  Financial Statements:

     Financial Statements of Entergy Corporation and of Entergy
Corporation and subsidiaries, consolidated, as of  March 31, 2000
(reference also is made to Exhibit G hereto).

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since March 31, 2000.

Item 7.        Information as to Environmental Effects.

     The proposed transactions do not involve any major Federal action significantly affecting the quality of the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY CORPORATION
                              ENTERGY ENTERPRISES, INC.
                              ENTERGY NUCLEAR, INC.
                              ENTERGY OPERATIONS SERVICES, INC.
                              ENTERGY POWER, INC.
                              ENTERGY POWER MARKETING CORP.
                              ENTERGY GLOBAL POWER OPERATIONS
                                CORPORATION
                              ENTERGY POWER OPERATIONS U.S., INC.


                                 By:/s/ Steven C. McNeal
                                     Steven C. McNeal
                                 Vice President and Treasurer


Dated:  June 16, 2000




_______________________________
FN1  See Entergy Corporation, et al., Holding Company Act Release
   ("HCAR") No. 27039 (June 22, 1999).   Pursuant to the initial
   order in this File, among other things, (1) Entergy and the other Applicants are authorized to issue Guarantees to or for the benefit of Non-utility Companies in an aggregate principal amount (inclusive of certain previously issued and outstanding guarantees) up to $750 million, and (2) Non-utility Companies are authorized (a) to provide other Non-utility Companies with administrative services, (b) to provide consulting services to other Non-utility Companies and to non-associate companies, and (c) to engage in development activities, all on a world-wide basis.
   "New Subsidiaries" are generally defined in the June 1999 Order as direct or indirect subsidiary companies of Entergy organized (a) to engage in service and development activities and/or (b) to hold, acquire and/or finance the acquisition of one or more subsidiary companies of Entergy which are (i) "exempt wholesale generators", (ii) "foreign utility companies", (iii) "exempt telecommunications companies", (iv) "energy-related companies", (v) "Authorized Subsidiary Companies", (vi) "O&M Subs" and/or (vii) other "New Subsidiaries", as such terms are defined therein.

FN2  The Authorized Subsidiary Companies currently consist of
   Entergy Enterprises, Inc., Entergy Power, Inc., Entergy Nuclear, Inc., Entergy Operations Services, Inc., Entergy Global Power Operations Corporation and Entergy Power Operations U.S., Inc.

FN3  See Entergy Corp., HCAR No. 26322 (June 30, 1995) (the "June
   1995 Order").

FN4 Entergy Enterprises, as well as other Non-utility Companies, are authorized under the June 1999 Order to provide such services to associate companies other than the System operating companies, SERI, SFI, ESI, EOI or any other subsidiaries that Entergy may create, the activities and operations of which are primarily related to the domestic sale of electric energy at retail or at wholesale to Entergy's affiliates or the provision of goods or services thereto (such companies are sometimes referred to herein, collectively, as the "Excepted Companies").

FN5 Such authorization includes the marketing to non-associate companies of intellectual property developed or otherwise acquired by System companies, subject to certain profit sharing provisions set forth in the June 1995 Order.

FN6  See HCAR No. 25136.  The 1990 Order was reaffirmed by the
   Commission on remand from the U.S. Court of Appeals for the District of Columbia Circuit. See HCAR No. 26410 (dated
   November 17, 1995).

FN7  Pursuant to a Commission order dated August 2, 1996 (HCAR No.
   26549), on August 28, 1996, EPI sold to City Water and Light Plant of Jonesboro (Arkansas)(which previously had a 5% undivided ownership interest in ISES 2) an additional 10% undivided ownership interest in ISES 2 (equivalent to 84 MW of capacity) and related assets for a total purchase price of approximately $37.5 million. Pursuant to a further Commission order, EPI sold an additional portion of its interest in ISES 2 to a nonaffiliate, East Texas Electric Cooperative, Inc.
   See HCAR No. 26925 (dated October 9, 1998). As a result of such sales, EPI currently has approximately a 14.4% undivided ownership interest in ISES 2.
   EPI is currently seeking Commission approval under the Act to acquire a 20% undivided ownership interest in Unit No. 6 of the Nelson Steam Electric Generating Station.

FN8  See Entergy Power Marketing Corp., 73 FERC  161,063 (1995)
   (authorizing EPMC to purchase and resell electric energy at wholesale that it has not generated, to contract for transmission capacity and to resell excess transmission capacity, to contract for delivery of fuel supplies to third-parties and to engage in brokering).

FN9  See Entergy Services, Inc. and Entergy Power Marketing Corp.,
   74 FERC 161,137 (1996) (authorizing EPMC to sell power at market-based rates).